Via Facsimile and U.S. Mail
Mail Stop 6010


August 18, 2005


Mr. Lawrence R. Hoffman
Executive Vice President and Chief Financial Officer
Covalent Group Inc.
One Glenharde Corporate Center
Wayne, PA  19087


Re:	Covalent Group Inc
	Form 10-K for the fiscal year ended December 31, 2004
	Filed on March 31, 2005
	File No. 000-21145



Dear Mr. Hoffman:

      We have reviewed your response letter dated July 1, 2005 as well as the above referenced filing and have the following comments.
We have limited our review of the above referenced filing to only those issues addressed. In our comments, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Item 7.  Management`s Discussion and Analysis of Results of
Operations and Financial Condition, page 19

Critical Accounting Policies and Estimates, page 20

Revenue Recognition, page 20
1. We have read your response to our prior comment number one. Please provide us the following information in disclosure-type format to help us evaluate the adequacy of any disclosure changes to be made as discussed in your response to c) of this comment. Please include the following:
a. We note your response to part a). Please provide a discussion of the overall impact of changes in cost estimates on your operating performance. In your discussion, state whether such changes have been material to net income for each period presented.
b. We note your response to part b). It is unclear why you are unable to estimate the impact that changes in the major drivers of revenues and costs (e.g. labor hours, projected costs) would impact your financial performance. Please provide us your analysis of the amount of reasonably likely change that your December 31, 2004 estimate may have on your future operations, financial position and cash flows. Additionally, please supplement your analysis, as necessary, with a discussion that will help us understand your analysis.

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-7

2.  Summary of Significant Accounting Policies, F-7

Revenue Recognition, page F-8
2. Refer to your response to our prior comment number two.
* Please clarify, using disclosure-type format, a)how and when the hours for cost overruns are included into your input measure for recognizing revenue, and b) the meaning of "renegotiated amounts are included in net revenues when earned and realization is assured."
* Please clarify, using disclosure-type format, your accounting treatment regarding: "additional payments are received from clients based upon the achievement of performance based milestones."

3. We have read your response to our prior comment number three. Please provide us the following information in disclosure-type format to help us evaluate the adequacy of any disclosure changes to be made in response to this comment as stated in your response to part c).

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label
CORRESP. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Tabatha Akins, Staff Accountant, at (202)
551-
3658 or James Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3679 with any other questions.


Sincerely,




Jim B. Rosenberg
Senior Assistant Chief
Accountant

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Lawrence R. Hoffman
Covalent Group Inc.
August 18, 2005
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